UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 4)*

Wellesley Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

949485 106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 949485 106	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Wellesley Bank Charitable Foundation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) □ (b) □
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 128,615
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 128,615
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,615
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% of 2,506,532 shares of Common Stock outstanding as of December 31, 2017.
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 949485 106	13G	Page 3 of 6 Pages

WELLESLEY BANK CHARITABLE FOUNDATION, INC.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

Wellesley Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

40 Central Street

Wellesley, Massachusetts 02482

Item 2.

(a)	Name of Person Filing:

Wellesley Bank Charitable Foundation, Inc.

(b)	Address of Principal Business Office or, if None, Residence:

40 Central Street

Wellesley, Massachusetts 02482

(c)	Citizenship:

See Page 2, Item 4.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)	CUSIP Number:

See Page 1.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Items (a)-(k) are not applicable.

CUSIP No. 949485 106	13G	Page 4 of 6 Pages
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Page 2, Item 9.

(b)	Percent of class: See Page 2, Item 11.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 138,870

Pursuant to the Foundation’s Certificate of Incorporation, the

shares must be voted in the same ratio as all other shares of common stock on all proposals considered by stockholders.

(ii)	Shared power to vote or to direct the vote:

See Page 2, Item 6.

(iii)	Sole power to dispose or to direct the disposition of: 138,870

The gift instrument places certain limits on the amount of

common stock that can be disposed of by the Foundation in any one year.

(iv)	Shared power to dispose or to direct the disposition of:

See Page 2, Item 8.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

CUSIP No. 949485 106	13G	Page 5 of 6 Pages
Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 949485 106	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2018
Date

/s/ Maureen Sullivan
Signature

Maureen Sullivan
President
Name/Title